UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.        )*

Powerwave Technologies, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
739363109
(CUSIP Number)
June 13, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	739363109	13G	Page	2	of	14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Silver Lake Credit Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,036,485.04 (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		13,036,485.04 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,036,485.04 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.8%* (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* Calculated based upon (i) 158,343,298 shares of Common Stock outstanding as of August 3, 2011 as disclosed in Powerwave Technologies, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on August 10, 2011, plus (ii) 8,568,492.04 shares of Common Stock underlying convertible notes beneficially owned by the Reporting Person that are currently exercisable and deemed outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

CUSIP No.	739363109	13G	Page	3	of	14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Silver Lake Financial Associates, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,036,485.04 (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		13,036,485.04 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,036,485.04 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.8%* (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* Calculated based upon (i) 158,343,298 shares of Common Stock outstanding as of August 3, 2011 as disclosed in Powerwave Technologies, Inc.’s Quarterly Report on Form 10-Q filed with the Commission on August 10, 2011, plus (ii) 8,568,492.04 shares of Common Stock underlying convertible notes beneficially owned by the Reporting Person that are currently exercisable and deemed outstanding pursuant to Rule 13d-3(d)(1) under the Exchange Act.

CUSIP No.	739363109	13G	Page	4	of	14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): SLFA (GP), L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,036,485.04 (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		13,036,485.04 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,036,485.04 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.8%* (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* Calculated based upon (i) 158,343,298 shares of Common Stock outstanding as of August 3, 2011 as disclosed in Powerwave Technologies, Inc.’s Quarterly Report on Form 10-Q filed with the Commission on August 10, 2011, plus (ii) 8,568,492.04 shares of Common Stock underlying convertible notes beneficially owned by the Reporting Person that are currently exercisable and deemed outstanding pursuant to Rule 13d-3(d)(1) under the Exchange Act.

CUSIP No.	739363109	13G	Page	5	of	14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): SL Capital Appreciation Fund, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		946,798.53 (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		946,798.53 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	946,798.53 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.6%* (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* Calculated based upon (i) 158,343,298 shares of Common Stock outstanding as of August 3, 2011 as disclosed in Powerwave Technologies, Inc.’s Quarterly Report on Form 10-Q filed with the Commission on August 10, 2011, plus (ii) 358,563.53 shares of Common Stock underlying convertible notes beneficially owned by the Reporting Person that are currently exercisable and deemed outstanding pursuant to Rule 13d-3(d)(1) under the Exchange Act.

CUSIP No.	739363109	13G	Page	6	of	14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Silver Lake Group, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,983,283.57 (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		13,983,283.57 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,983,283.57 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.4%* (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* Calculated based upon (i) 158,343,298 shares of Common Stock outstanding as of August 3, 2011 as disclosed in Powerwave Technologies, Inc.’s Quarterly Report on Form 10-Q filed with the Commission on August 10, 2011, plus (ii) 8,927,055.57 shares of Common Stock underlying convertible notes beneficially owned by the Reporting Person that are currently exercisable and deemed outstanding pursuant to Rule 13d-3(d)(1) under the Exchange Act.

Item 1(a)	Name of Issuer:

Powerwave Technologies, Inc. (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are at 1801 E. St. Andrew Place, Santa Ana, CA 92705.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Exchange Act: Silver Lake Credit Fund, L.P. (the “Credit Fund”), Silver Lake Financial Associates, L.P. (“SLF Lower GP”), SLFA (GP), L.L.C. (“SLF Upper GP”), SL Capital Appreciation Fund, L.L.C. (the “Cap Appreciation Fund”) and Silver Lake Group, L.L.C. (“SLG”) (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated August 29, 2011, a copy of which is attached as Exhibit A to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Cap Appreciation Fund and SLG is c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

The address of the principal business office of the Credit Fund, SLF Lower GP and SLF Upper GP is c/o Silver Lake, One Market Plaza, Steuart Tower, 10th Floor, Suite 1000, San Francisco, CA 94105.

Item 2(c)	Citizenship:

Each Reporting Person is organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e)	CUSIP Number:

739363109

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

CUSIP No. 739363109	13G	Page 8	of	14 Pages

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
Not applicable.

Item 4	Ownership:
(a)	Amount beneficially owned: In the aggregate, the Reporting Persons beneficially own 13,983,283.57 shares of Common Stock, which represents (a) 13,036,485.04 shares of Common Stock directly held by the Credit Fund, including 8,568,492.04 shares of Common Stock underlying convertible notes that are currently exercisable and deemed beneficially owned by the Credit Fund pursuant to Rule 13d-3(d)(1) under the Exchange Act, and (b) 946,798.53 shares of Common Stock directly held by the Cap Appreciation Fund, including 358,563.53 shares of Common Stock underlying convertible notes that are currently exercisable and deemed beneficially owned by the Cap Appreciation Fund pursuant to Rule 13d-3(d)(1) under the Exchange Act.

SLF Lower GP is the general partner of the Credit Fund, and SLF Upper GP is the general partner of SLF Lower GP. As such, each of SLF Lower GP and SLF Upper GP may be deemed to beneficially own the shares of Common Stock directly owned by the Credit Fund. However, each of SLF Lower GP and SLF

CUSIP No. 739363109	13G	Page 9	of	14 Pages
Upper GP disclaims beneficial ownership of such securities, except to the extent of its pecuniary interest.
SLG is the managing member of each of the Cap Appreciation Fund and SLF Upper GP. As such, SLG may be deemed to beneficially own the shares of Common Stock directly owned by the Cap Appreciation Fund and the shares of Common Stock that may be deemed to be beneficially owned by SLF Upper GP. However, SLG disclaims beneficial ownership of such securities, except to the extent of its pecuniary interest.

(b)	Percent of class: See Row 11 of the cover pages hereto for the percentage of outstanding Common Stock owned by each Reporting Person.

The percentages contained in this Schedule 13G are based upon 158,343,298 shares of Common Stock outstanding as of August 3, 2011 as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the Commission on August 10, 2011, and assume, pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, that (A) in the case of the Credit Fund, SLF Lower GP and SLF Upper GP, the shares of Common Stock underlying the convertible notes held by the Credit Fund are deemed outstanding, (B) in the case of the Cap Appreciation Fund, the shares of Common Stock underlying the convertible notes held by the Cap Appreciation Fund are deemed outstanding and (C) in the case of SLG, the shares of Common Stock underlying the convertible notes held by both the Credit Fund and the Cap Appreciation Fund are deemed outstanding.

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii)	shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

CUSIP No. 739363109	13G	Page 10	of	14 Pages

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

See Exhibit A attached hereto.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 29, 2011

SILVER LAKE CREDIT FUND, L.P. By: Silver Lake Financial Associates, L.P., its general partner
By:	/s/ Chris Lee
	Name:	Chris Lee
	Title:	Managing Director

SILVER LAKE FINANCIAL ASSOCIATES, L.P.
By:	/s/ Chris Lee
	Name:	Chris Lee
	Title:	Managing Director

SLFA (GP), L.L.C.
By:	/s/ Chris Lee
	Name:	Chris Lee
	Title:	Managing Director

SL CAPITAL APPRECIATION FUND, L.L.C.
By:	/s/ Chris Lee
	Name:	Chris Lee
	Title:	Managing Director

SILVER LAKE GROUP, L.L.C.
By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

Exhibit A
AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G
     The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Powerwave Technologies, Inc. may be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.
Date: August 29, 2011

SILVER LAKE CREDIT FUND, L.P. By: Silver Lake Financial Associates, L.P., its general partner
By:	/s/ Chris Lee
	Name:	Chris Lee
	Title:	Managing Director

SILVER LAKE FINANCIAL ASSOCIATES, L.P.
By:	/s/ Chris Lee
	Name:	Chris Lee
	Title:	Managing Director

SLFA (GP), L.L.C.
By:	/s/ Chris Lee
	Name:	Chris Lee
	Title:	Managing Director

SL CAPITAL APPRECIATION FUND, L.L.C.
By:	/s/ Chris Lee
	Name:	Chris Lee
	Title:	Managing Director

SILVER LAKE GROUP, L.L.C.
By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer